Exhibit 1-B

EQUIPMENT AND LAND RENTAL CONTRACT

By this particular instrument:

I. NOVA GERAÇÃO COMESTÍVEIS LTDA., a legal entity of private law legally constituted and registered in the National Registry of Legal Entities (CNPJ) under no. 13,594,751/0001-25, with its headquarters at Av. Olegário Maciel, no. 554, loja A, Barra da Tijuca, Cidade e Estado do Rio de Janeiro, CEP 22.621-200; in this act represented in the form of its social contract (hereinafter referred to as “Lessee”);

II. ENERGEA ITAGUAI GERAÇÃO I LTDA., limited liability company, registered in the National Registry of Legal Entities of the Ministry of Economics(“CNPJ”) under no. 34.005.522/0001-06, with headquarters at Avenida Graça Aranha 81, 814, in the city of Rio de Janeiro, State of Rio de Janeiro, 20.030-002, in this act represented in the form of its social contract, by its undersigned legal representatives, (hereinafter referred to as “Lessor”);

III. GERA ENERGIA BRASIL S.A., legal entity of private law legally constituted and registered in the National Registry of Legal Entities (CNPJ) under no. 26.547.341/0001-75, with headquarters at Rua Voluntários da Pátria 190, room 925, ZIP Code: 22270-001, Rio de Janeiro - RJ, in this act due to be represented in the form of its Bylaws by its undersigned representative, (hereinafter referred as

“INTERVENING PARTY” And

henceforth simply designated, together, as “Parties” and individually as “Party”.

CONSIDERANDO THAT:

(i) The Lessee has the desire to rent a Photovoltaic Generating Plant (“CGF”), as described in Annex I, to provide renewable electricity to the Consumer Units(s), as described annex II, of its ownership, pursuant to REN 482;

(ii) The Lessor or its Affiliates have experience in the installation, commissioning and leasing of CGFs;

(iii) The Lessor owns or has a legitimate owner of the Property where CGF will be installed;

(iv) The Lessee hereby agrees to the replacement of the Property at any time and at the discretion of the Lessor under Clause 2.1.1 of this Agreement;

(v) For the regular performance of this Agreement, the Parties shall comply with the microgeneration rules and distributed mini generation of electricity, including, but not limited to, REN 482 and PRODIST, in particular Module 3, whose revision 7 was approved by REN 724.

(vi) The Lessee will hire a specialized company for the provision of the Services and Operation and Maintenance of CGF; And

(vii) Intervening Party is a company qualified and specialized in the development of distributed generation and efficient management of electricity.

RESOLVE THE PARTIES to enter into this Equipment and Ground Rental Agreement(“Agreement”),”), which will be governed by the following terms and conditions:

Attachments.

The Attachments contained in this Agreement are as follows:

●	Annex 1 - Description of CGF

●	Annex 2 - Lessee’s Consumer Units

●	Annex 3 - Fine for Early Termination

●	Annex 4 - Deployment Schedule

Page 1 17 - Equipment and Land Rental Agreement

1. SETTINGS

1.1 For the purposes of this Agreement, the terms or expressions with the initial capital letter, whether in the singular or plural, will have the meaning assigned to them below:

“Affiliate” means, with respect to any person, any other person directly or indirectly Controlled or under the common control of a Party.

“Control” (including the terms “controlled “and “under common control”) has the meaning article 116 of Law 6,404/76 (“Corporate Law”).

“ANEEL” means the National Electric Energy Agency.

“Governmental Authority ” means any governmental entity competent to matters relevant to the Contract.

“Anti-Corruption Rules” are Brazilian anti-corruption laws (specifically Law No. 12,846, 1 August 2013) or any other applicable to the subject matter of this Agreement, in particular the FCPA.

“Distributor” means the concessionaire of the electric power distribution system the locality where CGF and the Lessee’s Consumer Units are located.

“Commercial Operation “means the date on which CGF is tested, commissioned, connected to the network and is able to generate electricity credits to the Lessee based on REN 482, as projected, by signing the respective “Operational Relationship” or “Operating Agreement” with the Distributor.

“Confidential Information” is all private and confidential information of a Party, including, without limitation, business secrets, technical information, business information, sales information, list and identification of customers, products and services, license and sublicense agreements, inventions, developments, discoveries, know-how, methods, techniques, formulas, information, processes, and other private ideas, whether or not patent protection, trademarks, copyrights or other legal principle that the other Party and has had access to or has received through information that it is confidential information, but does not include information that (i) is or becomes public without the violation of this Agreement by the Party; (ii) it was already known to the receiving Party at the time when it was made available to the receiving Party by this Agreement; (iii) was independently discovered by the employees of the receiving Party without the help, use or application of the Confidential Information received by the revealing Party; or (iv) received from third parties who have no obligation of confidentiality to the revealing Party.

“Consumer Unit” is the set composed of installations, entrance extension, electrical equipment, conductors and accessories, including the substation, when supplying in primary voltage, characterized by the receipt of electricity in only one delivery point, with individualized measurement, corresponding to a single consumer (ANEEL Normative Resolution no. 414/2010), of given ownership of the Lessee, as listed in Annex 2;

“Contract Price “means the sum of all Rents to be paid by the Lessee during the Initial Term, regardless of any early termination.

Page 2 17 - Equipment and Land Rental Agreement

“Dispute” has its meaning provided for in Clause 17.1 below.

“Early Termination Date “means the date of termination of this Agreement, if occurred before expiration date.

“Early Termination Fine ” means the fine that a Party shall pay to the other Party in the event of early termination of this Agreement in accordance with Annex 3.

“Subscription Date “means the date on which this Agreement is entered into.

“Estimated Rental Start Date ” has its meaning as set out in Clause 10.2 below.

“Default Case ” means a material failure to comply with a provision of this Contract by either Party.

“Due Date “means the 15tho anniversary of the Rental Start Date.

“FCPA” means the anti-corruption law of the United States of America, the Foreign Corrupt Practices Act, - Act, 15 U.S.C. §§ 78dd-1 et seq.

“FIESP” means the Conciliation, Mediation and Arbitration Chamber CIESP/FIESP.

“IGPM/FGV” means the General Market Price Index, measured by the Getúlio Foundation Vargas.

“Rental Start Date ” means the date on which the Lessor delivers a notification to the Lessee and O&M Service Provider reporting that CGF has reached the Commercial Operation.

“Initial Term” has its meaning provided for in Clause3.1 below.

“Invoice Date “has its meaning as provided for in Clause4.2 below.

“IPCA” means the Broad National Consumer Price Index, measured by IBGE.

“Lessee” has its meaning provided for in the preamble to this Agreement.

“Lessor” has its meaning provided for in the preamble to this Agreement.

“O&M Service Provider “means the third party who will provide the operating services and maintenance of CGF to the Lessee, pursuant to the Operation and Maintenance Agreement.

“Operation and Maintenance Contract ”means a contract signed between the Lessee and a third party that the Lessor deems qualified, the object of which is to carry out the operation and maintenance of the CGF.

“Party” or “Parties” has its meaning provided for in the preamble to this Agreement.

“CGF Installation Period “means the period between the Date of Signature and the Date of Start of the Lease.

“CGF” has its meaning provided for in the preamble to this Agreement.

“PRODIST” means the Electric Power Distribution Procedures in the National Electric.

“REN 482” means ANEEL Normative Resolution No. 482/2012.

“REN 724” means ANEEL Normative Resolution No. 724/2016.

“Rent “has its meaning provided for in Clause 4.1 below.

“Property” means the place where CGF will be installed, more specifically as described in ANNEX 1 of this contract

“Term” has its meaning provided for in Clause 3.3 below.

Page 3 17 - Equipment and Land Rental Agreement

1.2 Rules of Interpretation. This Agreement shall be governed by and construed in accordance with the principles:

(i) The headings and titles of this Agreement are for reference only and shall not limit or affect the meaning of the clauses, paragraphs or items to which they apply;

(ii) The terms “inclusive”, ” including ” and other similar terms shall be interpreted as accompanied by the phrase “merely as an example”;

(iii) References to any document or other instruments include all its amendments, substitutions and consolidations and their complementation, unless expressly provided differently;

(iv) Unless otherwise expressly set forth in this Agreement, references to items or attachments apply to items and attachments of this Contract, and;

(v) All references to any Party include its successors, representatives and assignees Authorized.

2. OBJECT.

2.1 The subject matter of this Agreement is the lease of CGF and the Property, by the Lessor to the Lessee, during the Term, as specified in Clause 3 below, all in accordance with applicable law. especially with regard to the rules established by REN 482 and PRODIST.

2.1.1. The Lessor may, in its sole discretion and in order to comply with the provisions of this Agreement, change the meaning of Ownership, through the change of the Property where CGF will be deployed, within 30 (thirty) days, from the signing of this Agreement, provided that such replacement does not cause any increase in rent or alter the conditions or quality of the service provided by the Lessor. In this case, the Lessor shall send simple notification to this effect to the Lessee, who undertakes, in this act, to sign an Additive Term for the formalization of change.

3. DEADLINE.

3.1 This Agreement is valid from the Date of Signature, but will produce its effects from the Rental Start Date, remaining in force (i) for a period of fifteen (15) years from the Rental Start Date, or (ii) until the termination of the generated and uncompensated energy credits(“Initial Term”),”), unless terminated in advance or extended by the Parties, in accordance with the provisions of this Agreement.

3.2 The Lessor will make reasonable commercial efforts to ensure that the Rental Start Date coincides with the estimated start date of the lease provided for in Clause 10.2 (“Estimated Rental Start Date”). It is admitted and accepted by the Lessee that the Rental Start Date may be later than the Estimated Date of Start of the o Rental, being certified that in case of delay of liability of the Lessor will be responsible to the Lessor the payment of a daily fine in the amount of R$ 500.00, except in case of force greater force, and those related to the connection with the energy distributor, environmental licensing and other necessary authorizations, provided that evidence that no action or omission of the Lessor has caused or permitted such delays.

3.3 The Initial Term of this Agreement may be extended upon conclusion of an additive term, signed between the Parties at least thirty (30) days prior to the termination of the Initial Term or any of possible extensions. The Initial Term and its possible extensions are, together, referred to as “Deadline”.

Page 4 17 - Equipment and Land Rental Agreement

4. RENT AND PAYMENTS

4.1 For the lease of CGF and the Property, the Lessee shall pay the Lessor, from the Date of lease, the amount equivalent to R$ 60,000.00 (sixty thousand reais) per month (the “Starting Price”), corrected annually in accordance with Clause 4.6 (the “Rent”).

4.2 The first installment must be paid by the Lessee by the fifth business day of the month following the Rental Start Date. The Lessor will charge the Lessee monthly until the fifth business day of each month (“Invoice Data Date”).”). The last invoice will include the Pro-rata Die Rental until the Due Date or the Early Termination, as the case may be.

4.3 The Lessee shall pay all Rents due pursuant to this Agreement within 15 (fifteen) working days from receipt of the applicable Invoice.

4.4 The Lessee will make all payments relating to this Agreement by electronic transfer with funds immediately available to the bank account held by the Lessor, which shall be designated by the Lessor in written notice to the Lessee, which may be amended from time to time through new notice sent by the Lessor for this purpose. All payments that are not made until maturity will be increased by interest, which will be increased from the due date until their full payment, at a rate equal to 1% (one percent) per month pro rata die and a late fine equivalent to 2% (two percent) of the amount due.

4.5 All taxes, incidents or that may be related to this Agreement shall be collected by the respective responsible taxpayer, as provided in the tax legislation, and the Party responsible for the payment of a certain tax in keeping the other Party free and free from any liabilities, demands and actions of any nature in relation to to those tributes.

4.6 The Rent, duly corrected in accordance with this Clause 4.6, shall be readjusted in each period of twelve (12) months from the Date of Signature (each period, one ” Anniversary”) in accordance with the IPCA. In the event of the extinction of the IPCA and there is no legal substitute, rents will be corrected by the IGPM/FGV.

5. LICENSES, SUPERVISION, OPERATION OF THE CGF, OWNERSHIP OF THE CGF.

5.1 The Lessor shall be obliged to obtain all necessary authorizations for the operation of the CGF, in particular, but not only, the Access Opinion and/or environmental licenses for CGF, which shall be kept valid and in force throughout the Term of the Agreement, remaining responsible for these obligations even in the event of replacement of the property subject to this Agreement. Furthermore, the Lessor must adopt all the measures for CGF to achieve the Commercial Operation. The Lessee shall co-operate with the Lessor in obtaining the authorizations and records necessary to achieve the Operation Commercial by CGF.

5.2 During the Term, the Lessee shall provide the Lessor with a free permission for free access and unrestricted to the Property, without any limitation.

5.3 The Lessee accepts the full operational control of CGF at its own expense, and shall operate or ensure, directly or indirectly, by you or by third parties contracted to do so, that the performance of CGF’s operation is in accordance with the Operation and Maintenance Agreement related to the CGF under this Agreement.

Page 5 17 - Equipment and Land Rental Agreement

5.4 The Lessee shall enter into the Operation and Maintenance Agreement with the O&M Service Provider and shall comply with any and all obligations contained therein and cause this third party to comply with the obligations above, as well as others provided for therein.

5.5 The Parties shall maintain the legal status of private property for CGF during the Term. At no time will the Lessor cease to be the legal owner of CGF during the term of this Agreement. The Lessee hereby declares that it will not (i) affirm or declare in any contract that CGF is not a private property, or that it does not belong to the Lessor; (ii) enter into any warranty agreement or similar document in which CGF (but not the industry generated by it) appears as part of the guarantee for the right of retention or as a guarantee of that contract; or (iii) you will state or suggest in any way, in any tax return or similar document, that it is anything other than the CGF Lessee. The Lessee shall promptly, at its own expense, take, or order the appropriate measures to be taken to untangle any burden beyond those permitted by the Lessor, which may be constituted in disagreement with the above forecasts and which have been caused exclusively by the Lessee.

5.6 Access to information. Subject to the confidentiality obligations set forth in Clause 15 of this Agreement, the Lessee shall provide access to the monitoring and data acquisition system used on the Property to record and store the data at regular intervals from the systems. Data and screens shall be made available to the Lessor through direct or otherwise acceptable access to both Parties. The Lessor shall have the right to use such data for its own purposes and for the purpose of this contract (for example, the development of the annual system report).

6. DECLARATIONS AND GUARANTEES.

6.1 In addition to any other statements and warranties contained in this Agreement, each Party declares and guarantees to the other from the Date of Signature, that:

(i) is properly organized, constituted in a valid manner and in a regular situation in the jurisdiction of its organization;

(ii) has the right and authority to celebrate, execute, deliver and comply with the obligations in this Agreement;

(iii) has (or, in the case of the Lessor, has or its Affiliates have) financial resources or access to financial resources sufficient financial obligations to comply with the obligations under this Agreement;

(iv) obtained all corporate or other approvals necessary to approve the celebration, implementation and execution of this Agreement;

(v) this Agreement constitutes a legal, valid and mandatory obligation, enforceable against that Party, in accordance with its terms, except where the performance of such obligation may be limited by bankruptcy, insolvency, reorganization, and other similar laws that are currently or in the future force regarding the rights of creditors in general;

(vi) there is no dispute, action, proceedings or investigation pending or, at the best of its knowledge, no such threat, before any court or other governmental authority on, against, affecting or involving any of its businesses or assets that would affect its ability to conduct the operations contemplated herein; And

Page 6 17 - Equipment and Land Rental Agreement

(vii) the implementation and performance of this Agreement and the operations provided for herein do not constitute a breach or breach of any term or provision (a) any relevant agreement or agreement to which that Party or any of its Affiliates is a party to or is bound by, (b) its documents corporate law, or (c) any applicable law.

7. TERMINATION.

7.1. This Agreement may be terminated in full by any of the Parties in the default by the other Party that has not been healed within the healing period, where applicable, and upon the occurrence of the following hypotheses:

(i)	Decree of bankruptcy, approval of judicial or extrajudicial recovery, dissolution or liquidation the Party’s judicial or extrajudicial law, regardless of notice or notification;

(ii)	By the Lessor, due to the non-payment by the Lessee of any amount due to the Lessor not within thirty (30) days from the due date;

(iii)	Because the CGF does not reach the Commercial Operation by up to 360 (three hundred and sixty) days or lack of compliance with the milestones set out in Annex 4, for reasons not attributable to the Parties, pursuant to Clause 10.3 (a).

(iv)	For the termination of the Contract and/or any contracts concluded between the Parties relating to the CGF, due to the action or omission of one of the Parties;

7.2 The Agreement may also be terminated by the Lessor, without the Lessor incurring any penalties, if, even after making reasonable commercial efforts, the Lessor is unsuccessful in:

(i)	Obtaining financing from third parties for the acquisition, construction, assembly and installation CGF;

(ii)	Obtaining and maintaining during the Term of the authorizations and licenses necessary for the operation of the CGF, as stipulated in Clause 5.1.; or

(iii)	For the termination of the Contract and/or any contracts concluded between the Parties relating to the CGF, without any action or omission to the Parties;

(iv)	Because CGF did not reach the Commercial Operation within 400 (four hundred) days, for reasons not attributable to the Parties pursuant to Clause 10.3 (b);

(v)	In the event of any legal, governmental or regulatory authorization indispensable to compliance with the activities and obligations under this Agreement will be revoked or cancelled without fault or deed of the Parties;

(vi)	Failure to fit or disqualify the project as a generation distributed by the local distributor or by ANEEL;

(vii)	Occurrence of a fortuitous or force-greater case, duly proven, preventing execution contract for more than 90 (ninety) days.

7.3 The occurrence of any default not remedied within a maximum period of 30 (thirty) days, counted from the receipt by the defaulting Party of written notification sent by the defaulting Party urging it to comply with the obligation, will give rise to the right, but not the obligation, of the Party in default of terminating this Agreement, pursuant to Clause 7.1 above, if a longer term is not granted due to the matter.

Page 7 17 - Equipment and Land Rental Agreement

8. LIMITATION OF LIABILITY.

8.1 Any and all liability of the Parties under this Agreement shall, in any event, be limited to the direct damages and penalties set forth in this Agreement and restricted to the Contract Price, and neither Party shall be obliged to indemnify the other for any indirect damages and/or profits foresees.

9. EFFECTS OF TERMINATION.

9.1 In the event of termination of this Agreement, pursuant to Clause 7.1 above, the Party causing the termination will be required to pay the other Party, within 20 (twenty) business days, counting from the receipt of specific written notice, to respective fine for early termination, as provided in Annex 3 3.

9.2 This Agreement is irrevocable and irreversible and, therefore, neither Party may terminate it, except as expressly provided for in Clause 7, under penalty of applying the fine provided for in Annex 3 to the Party causing the termination.

9.3 The termination of this Agreement, unmotivated ly or for any reason, will necessarily matter at the end of the Operation and Maintenance Agreement, without prejudice to the application of any fines due and/or losses and damages suffered by the Parties due to the injured termination in the framework of the Operating Agreement and Maintenance.

10. GENERAL CONDITIONS.

10.1 The Lessee, by itself or by third parties contracted to do so, agrees and agrees to the following:

(i) maintain the Property at all times in compliance with all applicable laws relating to the health and security of people and property.

(ii) provide the usual and customary level and type of security on the Property against access by persons, including the usual and customary monitoring of all property alarms.

(iii) at the request of the Lessor, (a) allow the Lessor to identify CGF as its personal property; and (b) allow the Lessor to promptly re-place any identification that is altered, removed or obscured.

(iv) make no changes, modifications or repairs to the Property that adversely affect the value of the residual CGF.

10.2 A CGF shall reach the Commercial Operation within 270 (two hundred and seventy) days from the date of agreement, with a border margin of up to a further 60 (sixty) days of delay.

10.2.1 The Parties will use their best efforts to meet the milestones set out in the Schedule in Annex 4. In the event of non-compliance with the deadlines provided for by Lessor’s action or omission, the Lessee shall send notice to the Lessor, who shall respond within 5 (five) ) business days, counted from the receipt of the notification in this sense, with the justifications and an updated schedule..

10.2.2 Failure to meet the deadlines set out in Annex 4, under the sole responsibility of Lessor, will subject it to the payment of a compensatory fine of R$500.00 (five hundred reais) per day of delay of each milestone and option of early termination of the contract without the incidence of additional penalties. The suspension of the payment of fines shall be due in the following hours after the submission of a report with proof of compliance with the respective milestones.

10.2.3 The accumulated amount of late compensatory fines shall be discounted from the first payments to be made by the Lessee after the start of the Commercial Operation or, in the event of termination 15 (fifteen) days after termination,

Page 8 17 - Equipment and Land Rental Agreement

10.3 The GF’s failure to achieve the Commercial Operation within the period provided for in Clause 10.2, by the exclusive responsibility of:

(a) Lessor: subject the Lessor to the payment of a compensatory fine of R $ 500.00 (five hundred reais) per day of delay, which must be paid to the Lessee when the Commercial Operation is reached, being certain that, if the delay exceeds 360 (three hundred and sixty) ) days, the Lessee may terminate the Agreement, with subsequent payment by the Lessor of the value of the delay compensatory fines accumulated up to 15 (fifteen) days after the termination.

(b) Distributor and environmental licensing bodies: will result in the extension of the period provided for in Clause 10.2, above, for the same period as initially established by the Parties. The distributor’s delay will be characterized by non-compliance, by the Distributor, the deadlines provided for in REN 482/2012 and Section 3.7 of Module 3 of the Electric Power Distribution Procedures in the National Electric System –PRODIST, as amended, with respect to the steps for enabling CGF access to the distribution system, provided that the Lessor has timely complied with the obligations attributable to it not that it refers to the steps for access. Regardless, if the delay exceeds 400 (four hundred) days from the Date of Signature, the Lessee may terminate the Contract without the penalties to the Parties.

11. ASSIGNMENT.

11.1. This Agreement may be assigned by the Lessor to the new owner of the Property and owner of CGF, provided that (i) the Lessor informs the Lessee in advance of the assignment; and (ii) there is no impact on the generation of energy for the consumption of the Lessee’s Consumer Units, nor does it present any risk to the Lessee.

11.2. With the exception of the above, the assignment to members of the same economic conglomerate of the Lessor and the rights arising from this Agreement, which may be transferred by the Lessor without the need for prior consent of the Lessee, the assignment or transfer of any part or all of the other rights arising from this Agreement requires prior and express consent of the Lessee. Such consent should not be unjustifiably withheld or delayed. The Lessor may be obliged to waive certain rights in favor of funders or the Lessee in connection with any Financing. The rights of the Lessee in this Agreement shall not be affected by the possible assignment provided herein.

11.3 The Lessee shall not transfer this Agreement, or of any interest in it, without the prior written consent of the Lessor. Such consent shall not be unjustifiably withheld or delayed.

12. OBLIGATIONS OF THE INTERVENING PARTY

12.1 Intervening Party hereby attends and signs this Agreement, declaring itself aware of its terms and conditions and jointly and severally liable until the Date of Commencement of The Lease for all Lessor’s obligations to the Lessee under this Agreement.

Page 9 17 - Equipment and Land Rental Agreement

13. COMMUNICATIONS.

13.1 Any and all notices or any other communications required or permitted under this Agreement will be admitted as received, if forwarded in writing, via e-mail, personal delivery, facsimile, special delivery service or letter with acknowledgment of receipt sent by post, without the need for receipt by legal representatives of the Parties, provided they are addressed to the relevant Party at their respective address as indicated below or another later informed by notification, pursuant to this Clause 13.1:

a) If for the Lessor:

A/C: Mr Chris Sattler

Avenida Graça Aranha 81, 814,

Downtown - Rio de Janeiro, RJ 20.030-002 Tel.: +55 (21) 98624-5588

E-mail: Chris@energea.com

(b) if for the Intervening Party:

A/C: Ramon de Oliveira Junior

Rua Voluntários da Pátria 190, sala 925, ZIP Code: 22270-001,

Rio de Janeiro - RJ Tel.: +55 21 2530 0591

E-mail: ramon.oliveira@geraeb.com.br

c) If for the Lessee:

A/C: Mr. Alan Abreu Rua Buenos Aires, 346

Tel.: (21) 99943-7294

E-mail: alan.abreu@casaspedro.com.br

14. CONFIDENTIALITY.

14.1 Unless previously authorized in writing by the disclosing Party, the receiving Party by itself, its employees and enforcers, under the penalties of the law, shall maintain the Confidential Information in the most complete and absolute secrecy for the Term of this Agreement and for a period of five (5) years after termination or, if previously, the termination of this Agreement, committing not to disclose the Confidential Information to any third party, and not to use this Confidential Information for the distinct purpose of fulfilling its obligations of this Agreement.

14.2 If the receiving Party is asked or required, by determination of a legal or administrative authority, to disclose any Confidential Information, the receiving Party must immediately notify the disclosing Party of this request or obligation before revealing it so that the disclosing Party may pursue the action. appropriate protection. If the protective measure or other remedy is not obtained, or the disclosing Party waives its right as provided for in this Clause, the disclosing Party agrees to provide only that part of the Confidential Information that is reasonably determined, in consultation with its attorney, as relevant to the purpose of the court or government order or demand, using reasonable efforts to obtain a guarantee of confidential treatment for Confidential Information

14.3 As established by Law No. 13,709/2018 (“LGPD”), the Parties are subject to data protection as the “controller” or “processor” of any individual’s personal data, as defined in the LGPD. In this sense, the Lessor acknowledges and declares that it acts as a “processor” of personal data under the aegis of this Agreement and that all applicable LGPD requirements are incorporated into the material terms of this Agreement. Therefore, the Lessor declares and guarantees that (1) is aware and understands its obligations contemplated in the LGPD; (2) adopted an LGPD compliance policy/program; (3) you will process personal data is only in accordance with the instructions of the LGPD; and (4) with respect to your obligations under this Agreement, you must comply with all applicable LGPD requirements to the extent required by the standard. In addition, the Lessor shall indemnify and maintain the Lessee, its representatives, executives and employees exempt from any claim, demand of an administrative and/or judicial nature, being certain that it shall bear all damages, fines and costs arising from any violation of the LGPD, obliging the Lessee to pay any expense in the case of the same if it is related to the violation of LGDP by the Lessor.

Page 10 17 - Equipment and Land Rental Agreement

15. Insurance

15.1 During the CGF Installation Period, the Lessor will fully maintain in force a contract of insurance to protect the Lessor and Lessee from claims and any claims that may arise or result from the performance of this Agreement.

15.2 The Lessor shall maintain in force, throughout the Term, sufficient insurance contract to protect the Lessor and the Lessee from any loss or damage to CGF or any part of it, covering all risks of damage, loss, theft, confiscation or complete destruction or partial of CGF, whatever the cause.

16. ANTI-CORRUPTION.

The Parties declare in this act that they are aware of, know and understand the terms of the Anti-Corruption Rules, committing to refrain from any activity that constitutes a violation of the provisions of these Anti-corruption rules.

The Parties, by themselves and by their administrators, directors, employees and agents, as well as their partners who come to act on their behalf, undertake to conduct their business practices, during the Term, in an ethical manner and in accordance with legal precepts applicable. In the performance of this Agreement, neither Party, nor any of its directors, employees, agents or partners acting on its behalf, shall give, offer, pay, promise to pay, or authorize the payment of, directly or indirectly, any amount or any object of value to any governmental authority, consultants, representatives, partners, or any third party, for the purpose of influencing any act or decision by the agent or the government, or to secure any undue advantage, or to direct business to anyone, and that violate the Anti-Corruption Rules.

17. CONFLICT RESOLUTION.

17.1 The Parties will negotiate in good faith and will attempt to resolve any dispute, controversy or claim arising out of or related to the Agreement or its breach, interpretation, termination or validity (“Dispute”) within 30 (thirty) days after the date on which a Party notifies the other Party in writing of the dispute. If the Parties are unable to reach an agreement within that thirty (30) day period (or the longest period that the Parties can agree), and if the Litigation involves an amount greater than R $ 100.00.00 (one hundred thousand reais), the Parties may immediately submit the matter to the appropriate dispute settlement procedures, as provided in Clause 16.2.

17.2 Applicable Law, Competent Jurisdiction and Arbitration.

(i) In the event of any dispute, controversy or demand, a Party may send notice to another party with the purpose of establishing friendly and good faith negotiations in order to resolve the 30 (thirty) days from receipt of the notification, extendable for an equal period by mutual agreement between the Parties. After the expiry of this period and if the Parties have not reached an agreement, the matter may (i)be submitted to arbitration in FIESP (“Arbitration”), if the amount in dispute is greater than R$100,000.00 (one hundred thousand reais), or (ii) be resolved in the central forum of the district of the capital of the State of Rio de Janeiro with the exclusion of any other as privileged as it may be, if any, if any, if any, if any, if any, however privileged, if any, if any, if any, if any, as privileged as it may be, if any, if any, if any, if any, as privileged as it may be, if any other the amount in dispute is equal to or less than R$ 100,000.00 (one hundred thousand reais).

Page 11 17 - Equipment and Land Rental Agreement

(ii) The Party wishing to initiate an Arbitration shall send written notice to the other Party, detailing the reasons for the dispute, controversy or demand. The Arbitration shall be instituted and processed in accordance with the FIESP arbitration regulations in force on the date of the establishment of the Arbitration.

(iii) The Arbitration will be conducted in the City and State of Rio de Janeiro, Brazil, providing the arbitration acts elsewhere, provided that with the prior consent of the Parties.

(iv) The language for the practice of all acts in arbitration will be the Portuguese, and document s s originally written in English.

(v) The Arbitration will be decided by an arbitral tribunal made up of 03 (three) arbitrators, with each Party choosing an arbitrator. The arbitrators appointed by the Parties shall jointly choose the third arbitrator, who will preside over the arbitral tribunal. If the arbitrators appointed by the Parties do not reach a consensus on the appointment of the other arbitrator within 15 (fifteen) days from the appointment of the second arbitrator, the appointment of the president will be made under the terms of the FIESP arbitration regulation.

(vi) Without limiting the powers conferred on it, the arbitral tribunal shall also have to to grant precautionary measures that are necessary in the course of arbitration.

(vii) In the event that the FIESP arbitration regulation is silent on any procedural aspects, the omissions will be covered by the arbitrators under the terms of the Brazilian legislation in force.

(viii) Arbitration, as well as documents and information brought to Arbitration, will be subject to the commitment of secrecy and confidentiality stipulated in this Agreement, except for the arbitration award in the event of judicial execution thereof.

(ix) The arbitral award shall comply with the requirements imposed by Brazilian law and shall be considered final and final, obliging the Parties to comply with them. The Parties expressly waive any appeal against the arbitral award or bring arbitration proceedings, except those provided for and permitted by that law.

(x) Notwithstanding the provisions of this Clause, each Party reserves the right to resort to the Judiciary with the aim of:

(a) ensure the establishment of arbitration;

(b) obtain precautionary measures to protect rights prior to the institution of Arbitration, and, despite this fact, the merits of the matter must be decided in Arbitration, and any procedure in this regard will not be considered an act of waiver of Arbitration as the only means of solution of conflicts chosen by the Parties for disputes involving an amount exceeding R $ 100,000.00 (one hundred thousand reais);

(c) enforce any arbitration decision and arbitration award; and

(d) dispute settlements whose disputed value is equal to or less than R$100,000.00 (one hundred thousand accordance with clause 16.2(i) above.

17.3 For the purposes of item 16.2(x) above, the Parties hereby elect the District Forum of the Capital of the State of Rio de Janeiro, with express renunciation of any other, however privileged it may be.

Page 12 17 - Equipment and Land Rental Agreement

18. DISPOSIÇÕES GENERAL PROVISIONS.

18.1 This Agreement, together with its Attachments, constitutes the entire agreement and understanding between Lessor and Lessee with respect to the matter dealt with herein and supersedes all prior agreements relating to the matter dealt with herein. The Attachments are an integral part of this document and form part of this Agreement by reference. The Initial Considerations of this Agreement are hereby incorporated into this Agreement. In the event of a conflict between the provisions of this Agreement and those of any Annex, the provisions of this Agreement will prevail, and that Annex will be amended accordingly.

18.2 This Agreement may only be amended, modified or supplemented by an additive term duly signed by the Parties.

18.3 The failure or waiver of the Lessor or the Lessee to enforce any of the provisions of this Agreement shall not be construed as a general waiver or waiver on your part of any provision, in any other case or any other provision in any instance.

18.4 If any term, agreement or condition of this Agreement is, to any extent, invalid or unenforceable in any respect under applicable law, the remainder of this Agreement shall not be affected by this, and each term, agreement or condition of this Agreement shall be valid and enforceable to the fullest extent permitted by applicable law and, if appropriate, such invalid or unenforceable provision shall be modified or replaced to the underlying intent of the Parties and the intended economic benefits of the Parties.

18.5 This Agreement does not create any kind of exclusivity and employment relationship between the Parts.

And, because they are thus fair and contracted, the Parties sign this Agreement in 03 (three) ways, equal to content and form and for a single effect, in the presence of the witnesses below.

Rio de Janeiro, August 19, 2020.

NOVA GERAÇÃO COMESTÍVEIS LTDA.

/s/ Ivo Ferreira
Name: Ivo Ferreira
Cargo: Director

ENERGEA ITAGUAI GERAÇÃO I LTDA.

Name: Chris Sattler
Cargo: Partner and administrator

GERA ENERGIA BRASIL S.A.:

	/s/ André Cavalcanti de Castro		/s/ Ramon de Oliveira Junior
Name:	André Cavalcanti de Castro	Name:	Ramon de Oliveira Junior
Cargo:	Managing Partner	Cargo:	Managing Partner

Witnesses:

1.	/s/ Carlos A. B. Innecco	2.	/s/ Alan Souza Abreu
Name:	Carlos A. B. Innecco	Name:	Alan Souza Abreu
CPF:	133.094.077-64	CPF:	134.834.767-84

Page 13 17 - Equipment and Land Rental Agreement

ANNEX 1

DESCRIPTION OF CGF

The CGF will be installed in the UFV ITAGUAÍ I property, located in the City of Itaguaí, State of Rio de Janeiro, subject to registration no. 14,285, maintained with the Registry of the 2nd Office of Justice of Itaguaí of the District of Itaguaí, Book No.: 02-AV.

The project of the photovoltaic generating plant (CGF) of this contract will have about 1.3 MWp of installed power of the modules and will be developed and implemented within the scope of distributed generation for remote self-consumption, with the purpose of fully or partially meeting the electricity consumption of the units in the concession area of the Distributor LIGHT SERVIÇOS DE ELETRICIDADE S.A..

This project will be framed as a distributed mini generation, which by definition by REN ANEEL 687, of 11.24.2015, corresponds to the electric power generating plant, with installed power greater than 75 kW and less than or equal to 5 MW that uses qualified cogeneration, according to ANEEL regulations, or renewable sources of electricity, connected to the distribution network through installations of consumer units.

As scope of this project, THE LESSOR undertakes to use photovoltaic panels, with international Tier 1 certificate, and inverters, which comply with international standards IEC 62109-1, IEC 61727 and IEC 62116.

In summary, CGF will consist of photovoltaic panels and inverters that convert the direct current generated in the panels into alternating current. After the conversion, a transformer raises the voltage so that the current can be injected into the Distribution network of the Distributor. After passing through the elevator transformer, a medium voltage cubicle must be installed to interface the transformer and the transmission line. The schematic flowchart shown below indicates the generation and distribution process.

Page 14 17 - Equipment and Land Rental Agreement

ANNEX 2

LESSEE CONSUMER UNITS

In due course, the Parties will agree on the list of Consumer Units of the Lessee that will be the object of use of the energy generated by CGF and will be subject to the scope of this Agreement. The units signed a solidarity commitment with each other that establishes the percentage of surplus energy generated that will be allocated to each consumer unit participating in the electricity compensation system.

Name	ID N.G.	Distr.	no installation	CPF/CNPJ	Average Consumption Monthly (kW)
Bar	1	LIGHT	410001263	13.594.751/0001-25	5.620
Ipanema	2	LIGHT	411307008	13.594.751/0001-25	6.316
Gávea	4	LIGHT	411657355	13.594.751/0004-78	2.270
Cup 370 Lj 230	5	LIGHT	412268994	13.594.751/0005-59	506
Cup 370 Lj F	5	LIGHT	410525762	13.594.751/0001-25	4.642
Cup 1066	6	LIGHT	413309552	13.594.751/0001-25	5.006
Steps 110	7	LIGHT	414435850	13.594.751/0001-25	2.713
Customs	8	LIGHT	412926268	13.594.751/0001-25	3.175
Tijuca 480	9	LIGHT	411674615	13.594.751/0001-25	3.537
Buenos	10	LIGHT	410365579		9.050
Tomé	11	LIGHT	410964993	13.594.751/0001-25	3.369
Botafogo	14	LIGHT	411137603	13.594.751/0001-25	6.215
Catete	16	LIGHT	410631128	13.594.751/0001-25	6.864
Grocery store	17	LIGHT	413735338	13.594.751/0001-25	4.807
Meier	18	LIGHT	410122082	13.594.751/0001-25	5.022
Machado Square	19	LIGHT	411138517	13.594.751/0001-25	6.867
Parish	20	LIGHT	411865322	13.594.751/0001-25	3.466
Madureira	22	LIGHT	412062403	13.594.751/0001-25	7.408
Campo Grande	23	LIGHT	411095244	13.594.751/0023-30	5.483
214A Tijuca	25	LIGHT	410284037	13.594.751/0001-25	5.158
Bonsucesso	26	LIGHT	410825834	13.594.751/0001-25	4.838
Bangu	27	LIGHT	430043274	13.594.751/0027-64	5.899
Caxias	28	LIGHT	411763888	13.594.751/0028-45	8.448
Leblon	29	LIGHT	411397557	13.594.751/0001-25	5.406
Senator Dantas	30	LIGHT	411316078	13.594.751/0001-25	3.863
New Iguaçu	31	LIGHT	411455680	13.594.751/0031-40	4.785
Tijuca 03	32	LIGHT	400063533	13.594.751/0032-21	7.154
Bar 02	33	LIGHT	414171640	13.594.751/0001-25	3.164
Grajaú	35	LIGHT	410283215		5.879
Botanical Garden	36	LIGHT	412925515	13.594.751/0001-25	5.369
White River	38	LIGHT	411984383	13.594.751/0038-17	4.345
Saint Kitts	39	LIGHT	411174907	13.594.751/0001-25	4.134
Governor’s Island	40	LIGHT	411589672	13.594.751/0001-25	3.258

Page 15 17 - Equipment and Land Rental Agreement

ANNEX 3

FINE FOR EARLY TERMINATION

The Early Termination Fine for the CGF subject to this Agreement will be calculated in accordance with the following table at the time of termination. At the end of the Initial Term, the amount of Column 2 (Fine for Early Termination based on the Percentage applied on the Contract Amount) will be considered 0 (zero).

For the purposes of this Annex, the provisions of Clause 1 (Definitions) are considered as the Contract Price.

Time elapsed after the subscription date	Percentage applied on the Contract Price
1 (one) year	93% (ninety-three percent)
2 (two) years	87% (eighty-seven percent)
3 (three) years	80% (eighty percent)
4 (four) years	73% (seven and three percent)
5 (five) years	67% (sixty-seven percent)
6 (six) years	60% (sixty percent)
7 (seven) years	53% (five and three percent)
8 (eight) years	47% (forty-seven percent)
9 (nine) years	40% (forty percent)
10 (ten) years	33% (thirty-three percent)
11 (eleven) years old	27% (twenty-seven percent)
12 (twelve) years	20% (twenty percent)
13 (thirteen) years	13% (thirteen percent)
14 (fourteen) years old	7% (seven percent)

Page 16 17 - Equipment and Land Rental Agreement

ANNEX 4

IMPLEMENTATION SCHEDULE

Implementation schedule with the main milestones of the project with the deadlines estimated for completion, considering the deadlines for the start of implementation.

Marco	Term
1. Request for an opinion of access to the energy distributor on behalf of the LESSEE	30 days from the Date of Signature

2. Hiring a company in the EPC (engineering procurement and construction) model for project execution by THE LESSOR	45 days from The Date of Signature

3. Mobilization/start of works by THE LESSOR	45 days, from the issue of the opinion access
4. Delivery of the main equipment on site (photovoltaic modules and inverters)	120 days, counted from the mobilization to Works

Page 17 17 - Equipment and Land Rental Agreement